Kevin J. Wolf's Resume

Updated: August 2020

History with Wind Harvest

Kevin Wolf is a co-founder of Wind Harvest International (Wind Harvest). He first invested in the original Wind Harvest Company (WHC) in 1990, nine years after he guided George Wagner on a Friends of the River rafting trip on the Stanislaus River, now drowned behind the New Melones Dam. Wagner, who was the president of WHC told Wolf about the option of using wind turbines rather than building dams to produce clean, renewable energy and about how Bob Thomas's reoccurring dream started the company.

In 2000, Wolf began trading his and his company Wolf and Associates' staff time for shares in the Wind Harvest Company (WHC). The next year, he helped with the installation of the second and third Windstar 530Gs in Palm Springs that proved the coupled vortex effect and led to its international patenting in 2004.

Wolf started working full time with WHC in early 2006 as its CEO with the objective of forming Wind Harvest International (Wind Harvest) and solving capitalization problems that the almost 30-year-old WHC was facing. In 2006, with more than 90 percent of the WHC shareholders voting in favor, Wolf helped form the new company new

Wolf developed and led all Wind Harvest grants and related projects, including the 2010 CEC EISG funding for the computer modeling of the *Coupled Vortex effect in low solidity VAWTs (*by Iopara Inc. August 2011).

Wolf, Wagner and Thomas worked to get the company to the point where it could attract a Series A around investment. This finally occurred in 2012. Wolf moved to focus on sales while the new Preferred shareholders brought in Julian Stills to lead the European development and testing of what were then called the 636G-3 and 636G-4 VAWTs and the G168 VAWT. Now these are called the *Wind Harvester* prototypes v1.0, v2.0 and v3.0.

Subsequent design problems in v3.0 led Wolf to take over as the facilitator of the engineering, certification and manufacturing efforts in January 2015. The first thing he did was hire Dr. David Malcolm, freshly retired from 35 years in wind turbine engineering. The initial task was to get the turbine operating in order to collect strain gauge and validate Dr. Malcolm's computer models. This was successful and led to Wolf's supervision of the engineers' production of the Design Evaluation documents for and the completion of the design of the Wind Harvester v3.1.

During this time, Wolf also developed the relationship and preliminary work that led to the advancement of Wind Harvest's projects in Barbados, California and Scotland. He supervised the rewriting and design of the company's website and oversaw the company's administration.

In January 2019, Wolf recruited Peder Hansen to become the company's Chief Engineer. In September 2019, Wolf became the President of Wind Harvest and assumed the role of bringing in needed investments including leading on the Wefunder crowdfunding campaign

Education and Career

Wolf graduated from UC Davis with a BS in Evolution and Ecology. Soon after his graduation in 1980, he became the director of organizing for Friends of the River, where among other experiences, he became an expert on consensus-based facilitation. After ten years of helping many new river groups form and boards of directors go through strategic planning processes, he started his own consulting company, Wolf and Associates.

Here, along with conducting trainings and facilitating meetings, Wolf facilitated consensus-based processes in two major environmental disputes (management of the New Melones Reservoir, and the San Joaquin River pollution that caused a dissolved oxygen problem in the Port of Stockton) between agriculture, urban and environmental stakeholders. He and his company also developed metadata driven watershed web portals so that stakeholders could share information important to reaching consensus on how to best prioritize and fix the problems the watershed's environmental problems

Personal

Wolf and his wife, Linda Cloud, are the co-founders of and live at the N Street Cohousing Community in Davis, Calif., the oldest cohousing community in the country and the best example of a "retrofit" development. Currently, 60 members, consisting of adults and children ages 2 to 72 live in more than 20 homes in the community and often eat, play and work together, and use the N Street method to make decisions by consensus with a fallback super-majority voting process.

Wolf is the chair of the board of directors of the California Clean Money Action Fund. This group recently passed the CA DISCLOSE Act that requires the "real" top funders of election ads be listed on the ads themselves. Wolf believes this type of transparency is needed to make elections fairer and less under the control of whomever has the most money to spend.

Jan. 2006- present **Wind Harvest**. President, Sept. 2019

1992-present **Wolf and Associates**. As the founder, owner and principal, Wolf started this consulting company to help non-profits, government agencies and businesses with their strategic planning, working most often with the CEOs and boards of directors. He soon expanded into facilitating and supporting watershed planning and dispute resolution. He was the lead mediator/facilitator in two complex, multi-year disputes in California's San Joaquin River system. One of the keys to consensus-based solutions with traditionally antagonistic stakeholders is to provide equal access to information. Wolf was a pioneer in using the web and email as new tools to help build trust and clear communication. He expanded his company into creating web "portals" to metadata-based libraries using open source software. The web portal part of the business continues under the leadership of Wolf's former partner, David Siedband.

1980-1992 **Friends of the River.** Wolf started as a part-time whitewater rafting guide organizer during the Stanislaus River campaign while a student at UC Davis. He then helped start and run the statewide Water Conservation and Efficiency Initiative in 1981-1982. He began working full time for F.O.R. in 1983 as its Director of Organizing, creating numerous internal "businesses" that advanced the organization's mission

while generating a net income to help expand its operations. He became F.O.R.'s development director in 1990 and helped raise a record amount of income for the organization before starting his own consulting company.

1975 – 1980 UC Davis Student, director of whitewater program of UC Davis' Outdoor Adventures; summer river guide with ECHO, the Wilderness Company.

Consensus-based Facilitation and Strategic Planning Clients and Projects
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Adopt-A-Watershed Facilitation Training - Annual training at national school.
Arbuckle Unified School District; Facilitation training for teachers
Big Chico Creek Watershed Alliance: Watershed Assessment public workshops
Bike Forth: Training in consensus-based decision making and meeting facilitation
Cache Creek Watershed Forum: member of Steering Committee
California Clean Money Campaign: five years of facilitating strategic planning meetings
California Disclose Act: ongoing facilitation of grassroots leadership statewide meetings
California Native Grasslands Association: Strategic planning and facilitation
Cal Trout: Strategic planning for board of directors and organizations
California Urban Forest Advisory Committee: Facilitation training, strategic planning
California Urban Forest Council: Regional meetings, statewide summit and strategic planning.
Camp DresserMcKee: Website strategic planning
City of Davis: City Council strategic planning retreats and General Plan public involvement
City of Oceanside: Waste Transfer Facility Siting public involvement process
City of Oceanside: Harbor Beach Community Planning Area public involvement process
City of Oceanside: Buena Vista Lagoon strategic planning process
City of Oceanside: Oceanside Beach Resort workshop
City of Oceanside: Flood Insurance Relief along the San Luis Rey River workshop
City of Oceanside: City Airport public review workshop
City of Sausalito: Fire and Police Facilities public meetings
City of Sausalito: Business Development Planning
Clark Construction: Training executives, supervisors and project managers in meeting process
Coordinated Resources Management Plan, Feather River: Expert/scientist consensus building.
Davis Community Television: Strategic planning for board of directors
Davis Community Network: Strategic planning for board of directors
Dept. of Health Services: Public consensus building on implementing State Water Protection Act
Dos Pinos Housing Co-operative - Board trainings in decision-making
Facilitation training: Various public workshops and classes, and customized trainings.
Florida Environmental Education: Facilitate symposia for meeting state education standards.
Friends of the Trinity River: Strategic planning and grant consulting
Frogsong Cohousing: Meeting facilitation and consensus training
Girl Scouts Tierra del Oro Chapter: Strategic planning and survey development
Girl Scout Councils of Northern California: Executive officers strategic planning.
Jones and Stokes: Website strategic planning. Conceptual modeling and criteria development
Kern County Neighbors for Quality Air, Water and Growth: Strategic planning
Local Government Commission: State and local energy options - goals and strategies.
Local Government Commission: Facilitation training.
Los Molinos Unified School District: Facilitation training for teachers

Marin Emergency Radio Authority: Public meetings
*MetaPartne*r: Planning for and testing of this metadata software tool.
Michael Fields Agricultural Institute: Board strategic planning retreat.
Mill Creek Conservancy: Public participation in watershed strategic planning
Muir Commons Cohousing: Training in meeting facilitation and consensus
Nepenthe Community: Strategic planning and large membership meeting facilitation
Northern California Solar Energy Association: Strategic Planning and annual board meetings
People United for a Better Sacramento: Strategic Planning and facilitation
Public Officials for Water and Environmental Reform: Three California Assembly processes.
Public Officials for Water and Environmental Reform: Co-founder and consultant for 15 years of the annual California Water Policy Conference
Rancho Yolo Homeowners Association: Facilitation of strategic planning on how to own their land
River Partners. Three years of board strategic planning retreats. Communication strategic plan.
Sacramento River Discovery Center. Board strategic planning and facilitation training.
Sacramento Valley Environmental Water Caucus. Plenary meetings and steering committee.
Salmonid Restoration Federation: Board strategic planning
San Joaquin River Dissolved Oxygen TMDL Stakeholder Process: Facilitated and coordinated five years of consensus based meetings. Developed conceptual map and decision-making criteria.
7th Congress on American Forests, Three workshops for public "consensus" decision-making.
Southside Cohousing: Consensus and facilitation training
Stanislaus River Stakeholders: 3 year consensus-based process to re-operate New Melones Dam
State Coastal Conservancy: Strategic planning for the use of web tools
The Nature Conservancy: Good Neighbor Management Meetings
Train Riders Association of California: Board decision making process
Two Acre Wood Cohousing – facilitation training and decision making planning
UC Davis: Facilitation training for two different departments.
UC Davis Sustainable Agricultural Research & Education Program. Annual strategic planning.
UK Cohousing Network: Training in facilitation and effective meetings
US Bureau of Land Management: Strategic planning for Cosumnes River Preserve
US Bureau of Reclamation: Upper Klamath Lake Endangered Species biological planning.
US Bureau of Reclamation: Water transfer trainings
US Fish and Wildlife Service: Interagency dispute resolution.
US Fish and Wildlife Service: Yuba River - Englebright Dam Public Workshops.
US Fish and Wildlife Service: Coleman Fish Hatchery Public Review Process
Washington Water Trust: Strategic planning and board facilitation
Water On-line: Facilitation of engineers, system administrators, and policy leaders
Wildlife Network: Strategic planning for national and bioregional predator protection efforts.
Yolo County Economic Development Council: Mission, goals and committee development
Yolo RCD: Watershed web library development
Yolo/Solano Air Quality Management District: Strategic planning

Education: In 1980, Wolf graduated with a B.S. in Zoology (now called Evolution and Ecology) from UC Davis. He has attended numerous workshops and trainings in facilitation, negotiation and planning.

Other Information:
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Author: ***The Makings of a Good Meeting*****.** Downloadable at http://wolfandassociates.com/facilitation/index.htm

Volunteer positions

City of Davis: Chair of the General Plan's Housing Task Force. Member of the Blue Ribbon Commission on Governance. Member of the Energy Task Force. Co-chair of two Parks Tax campaigns. Organizer of successful Open Space Tax.

Davis Food Co-op: Board member six years. Board President 1985-1986. Board member 2008-2010 where he became fluent in Policy Governance.

Davis Community Network; Past Board Treasurer and four-year board member of this non-profit organization dedicated to making the Internet work for the community.

N Street Cohousing – co-founder and ongoing member of the first "retrofit" cohousing community in country. Project manager for 3600 sq ft construction of new common house.